FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of November, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The
following is the text of an announcement made today by Hang Seng Bank, a 62.14 per cent owned subsidiary of the HSBC Group.

3 November 2008

HANG SENG ANNOUNCES
THIRD INTERIM DIVIDEND FOR 2008

The Board of Directors of Hang Seng Bank today declared a third interim dividend of HK$1.10 per share in respect of the year ending 31 December 2008.

The third interim dividend will be payable on Wednesday, 10 December 2008, to shareholders on the Register of Shareholders on Thursday, 20 November 2008.

The results for the year ending 31 December 2008 will be announced on Monday, 2 March 2009. It is intended that any fourth interim dividend for 2008 that is announced on that date would be payable on Tuesday, 31 March 2009 to shareholders on the Register of Shareholders on Wednesday, 18 March 2009.

The Register of Shareholders of the Bank will be closed
 for one day
 on Thursday, 20 November 2008, during which no transfer of shares can be registered. To qualify for the third interim dividend for 2008, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai,
Hong Kong
, for registration not later than 4:30 pm on Wednesday, 19 November 2008. Shares of the Bank will be traded ex-dividend as from Tuesday, 18 November 2008.

Founded in 1933, Hang Seng Bank operates over 210 service outlets, of which 106 are branches serving both personal and business customers. The Bank also maintains a branch in Shenzhen for foreign currency wholesale business, branches in Macau and
Singapore
, and representative offices in
Xiamen
 and
Taipei
.
Established on 28 May 2007, wholly-owned subsidiary Hang Seng Bank (China) Limited operates a mainland China network of 33 outlets in Beijing, Shanghai, Guangzhou, Shenzhen, Dongguan, Fuzhou, Nanjing, Hangzhou, Ningbo, Tianjin and Kunming.

With consolidated assets of HK$747.9 billion as at 30 June 2008, Hang Seng Bank reported a profit attributable to shareholders of HK$9,064 million for the first six months of 2008 and HK$18.24 billion for the year 2007. Hang Seng Bank is a principal member of the HSBC Group, one of the world's largest banking and financial services organisations. For further information on Hang Seng Bank, please visit the Bank's website at
www.hangseng.com
.

Media enquires to Brendan McNamara on +44 (0) 20 7991 0655 or at
brendan.mcnamara@hsbc.com

Note to Editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in
London
. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the
Americas
, the Middle East and
Africa
. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: November 3, 2008